UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the date of 23 June, 2011

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	23rd June 2011

AIB - Capital Update

Allied Irish Banks, p.l.c. ("AIB")[NYSE:AIB] announces that discussions are continuing with the Government in respect of the terms and structure of a capital raising in order to satisfy AIB's revised regulatory capital requirements following on from previously indicated capital support for AIB as one of the two Pillar Banks. While discussions remain ongoing it is evident to AIB that any subscription for shares by the State would likely be at a very low price, being a very significant discount relative to the current share price. If this is the case, it is likely that the State's shareholding in AIB would increase substantially beyond its current c. 93% ordinary shareholding, resulting in potentially significant additional dilution for existing ordinary shareholders other than the State. It is expected that discussions with the Government will finalise within the next week, at which point AIB expects to be in a position to announce the final terms and structure of any capital raising transaction with the State. AIB expects to remain as a listed company which will allow shareholders continue to trade their shares.

- ENDS -

For further information, please contact:

Alan Kelly	Catherine Burke
Director of Corporate Affairs & Marketing	Head of Corporate Relations and Communications
AIB Group	AIB Group
Dublin	Dublin
Tel: +353-1-6412162	Tel: +353-1-6413894
email: alan.j.kelly@aib.ie	email: catherine.e.burke@aib.ie

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                         ALLIED IRISH BANKS, p.l.c.
                (Registrant)

Date 23 June, 2011

             By: ___________________
Paul Stanley
                         Acting Chief Financial Officer
               Allied Irish Banks, p.l.c.